Filed by Eagle Nuclear Energy Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring

Valley Acquisition Corp. II

Commission File No. 001-41529

Subject Company:

Eagle Energy Metals Corp.

Commission File No. 333-290631-01

Date: February 17, 2026

As previously disclosed, on July 30, 2025, Spring Valley Acquisition Corp. II, a Cayman Islands exempted company (“SVII”), entered into an Agreement and Plan of Merger (the “Original Merger Agreement”) with Spring Valley Merger Sub II, Inc. (“Merger Sub 2”), a Nevada corporation, and Eagle Energy Metals Corp., a Nevada corporation (“Eagle”). On September 29, 2025, SVII, Merger Sub 2, and Eagle restructured the transactions contemplated under the Original Merger Agreement by entering into an Amended and Restated Agreement and Plan of Merger (as the same may be amended, supplemented or otherwise modified from time to time, the “A&R Merger Agreement”) by and among Eagle Nuclear Energy Corp., a Nevada corporation (“New Eagle”), Spring Valley Merger Sub III, Inc., a Cayman Islands exempted company (“Merger Sub 1”), Merger Sub 2 (and together with Merger Sub 1, the “Merger Subs”), SVII, and Eagle. The A&R Merger Agreement amends and restates, in its entirety, the Original Merger Agreement.

The following article was published on third-party owned news sites on behalf of Eagle on February 17, 2026.

Beyond Tech: The Hidden Winners of the AI Energy Boom

Issued on behalf of Eagle Energy Metals Corp.

VANCOUVER – USANewsGroup.com News Commentary – President Trump's directive to quadruple nuclear capacity[1] is currently colliding with a projection that AI data center consumption could double by 2026[2]. This creates a friction point where utilities are seeking to plug critical gaps in baseload generation before any grid failures, putting a massive spotlight on the domestic value chain represented by Spring Valley Acquisition Corp. II (OTC: SVIIF), Centrus Energy (NYSE: LEU), Constellation Energy (NASAQ: CEG), NexGen Energy (NYSE: NXE) (TSX: NXE), and NuScale Power (NYSE: SMR).

The timing is pivotal because analysts are tracking a structural supply deficit heading into 2026[3]; mine production does not appear to be keeping up with these aggressive reactor requirements. When you factor in the Department of Energy allocating $2.7 billion to expand domestic enrichment[4], it becomes apparent that sovereign resource control is now a primary investment thesis driving this cycle.

Spring Valley Acquisition Corp. II (OTC: SVIIF) a special purpose acquisition company (SPAC) recently announced a pending merger with uranium miner Eagle Energy Metals, a next-generation nuclear energy company. The two companies announced this week that the SEC has declared its registration statement effective, clearing a key regulatory hurdle for its NASDAQ listing under the ticker NUCL. The company's shareholder meeting is scheduled for February 23, 2026, where investors will vote on the business combination. Notably, Spring Valley Acquisition Corp. II (OTC: SVIIF) is led by the same SPAC team that brought NuScale Power Corporation (NYSE: SMR) public in 2022.

The registration approval follows Eagle Energy Metals’ recent engagement with BBA USA Inc., a consulting firm tasked with designing a drilling campaign at the Aurora Uranium Project to support a Pre-Feasibility Study. Eagle Energy holds rights to what it describes as the largest open pit-constrained, measured and indicated uranium deposit in the United States. The Aurora deposit sits on the Oregon-Nevada border with 32.75 million pounds of indicated uranium and 4.98 million pounds inferred, based on over 500 drill holes.

"We're seeing sustained demand for nuclear power translate into real demand for uranium, particularly for projects located in the U.S.," said Mark Mukhija, CEO of Eagle Energy Metals. "Advancing Aurora with BBA is about making sure this asset is ready to meet that demand as the market continues to tighten."

President Trump recently signed four executive orders aimed at removing regulatory barriers and quadrupling U.S. nuclear power over the next 25 years, while invoking the Defense Production Act to secure domestic uranium supply.

Meanwhile, electricity demand is accelerating as AI, quantum computing, and cryptocurrency operations strain global grids. Meta recently announced plans to build a $10 billion AI data center in Louisiana powered by nuclear energy from Constellation Energy, while Microsoft, Amazon, Oracle, and Nvidia have struck major deals to power their operations with nuclear.

Beyond uranium, Eagle Energy Metals also holds rights to Small Modular Reactor (SMR) technology. The company is advancing its asset as domestic uranium supply becomes increasingly prioritized.

Centrus Energy (NYSE: LEU) has been awarded $900 million by the U.S. Department of Energy to expand its uranium enrichment facility in Piketon, Ohio, including commercial-scale production of High-Assay, Low-Enriched Uranium (HALEU). The company indicated that the project is expected to support thousands of American jobs, including 1,000 construction jobs and 300 new operating positions in Ohio, with the first new capacity expected to come online in 2029.

"This award represents a historic commitment to revitalizing America's nuclear fuel supply chain and reclaiming American nuclear leadership on the global stage," said Amir Vexler, CEO of Centrus Energy. "This award will catalyze additional private investment and supports the prospect of further expansion as the market continues to grow. Uranium enrichment in Ohio has a big future, and this is just the beginning."

Centrus Energy has already announced that it has secured $2.3 billion in LEU purchase commitments from utilities and raised more than $1.2 billion in private capital via convertible note transactions to support its expansion plans. The total task order contract value with all options included reaches $1.07 billion, with up to $170 million in additional options to produce and deliver HALEU to the Department.

Constellation Energy (NASDAQ: CEG) has completed its acquisition of Calpine Corporation from Energy Capital Partners, reportedly creating the nation's largest producer of electricity with 55 gigawatts of capacity. The combined organization unites Constellation Energy's zero-emission nuclear fleet with Calpine's natural gas and geothermal generation to serve more than 2.5 million retail and business customers nationwide.

"This isn't just about two great companies coming together – it's about strengthening America's future," said Joe Dominguez, CEO of Constellation Energy. "By uniting Constellation and Calpine, we're providing the reliable, clean energy that keeps our communities strong, our businesses competitive and our nation secure."

Constellation Energy indicated that the acquisition strengthens its footprint in high-demand regions including Texas and California while maintaining significant operations in Illinois, Maryland, New York and Pennsylvania. With its expanded platform, the company indicated that it is positioned to scale new clean technologies including advanced nuclear, geothermal, carbon capture and sequestration, and long-duration storage.

NexGen Energy (NYSE: NXE) (TSX: NXE) has announced the expansion of its high-grade subdomain at Patterson Corridor East, with the primary high-grade zone growing 23% in vertical extent from 335 m to 412 m across 210 m of strike length. The overall mineralized footprint expanded to 700 m vertical extent and 620 m strike length, with 67 of 102 drill holes returning mineralization including 17 intersecting off-scale readings.

"The 2025 drill program has rapidly advanced this new discovery, while underscoring the tremendous prospectivity of NexGen's 100% owned dominant land holdings which is driving the expanded activity in 2026," said Leigh Curyer, CEO of NexGen Energy. "The NexGen team is laser focused on concluding the final Federal permitting and licensing for the Rook I Project and immediately advancing through construction into production whilst simultaneously advancing the exciting PCE discovery and other high priority targets."

NexGen Energy has announced that it has commenced a 45,500-meter 2026 exploration program, with 42,000 m of diamond drilling at PCE representing the largest program conducted at the discovery to date. The company will also conduct inaugural drilling at its 100% owned SW3 property with 3,500 m targeting high-priority greenfield areas in the southwest Athabasca Basin.

NuScale Power (NYSE: SMR) announced that it has released study results from a techno-economic assessment conducted in collaboration with Oak Ridge National Laboratory demonstrating that its small modular reactor technology can profitably and reliably power commercial chemical plants. The two-year study found that a 12-NPM plant configuration is the most profitable, while a minimum 4-NPM configuration combined with boilers can meet all chemical plant requirements.

"As the first and only SMR to have our designs certified by the U.S. Nuclear Regulatory Commission (NRC), NuScale continues to lead in the development of new technologies to provide process heat and electricity," said Dr. José Reyes, Co-founder and CTO of NuScale Power. "Delivering high-temperature steam with NuScale's scalable architecture provides industrial users with unparalleled flexibility that can be integrated into their processes and offers a promising new path for them to explore."

The study reportedly demonstrated that the NuScale integrated energy system could meet chemical plant requirements of 1.3 million kg/h of process steam at 400°C while also providing 73 MW of electric power. NuScale Power remains the only SMR provider with NRC-certified designs, positioning it to serve diverse customers across electrical generation, data centers, desalination, and hydrogen production.

CONTACT:

USA NEWS GROUP

info@usanewsgroup.com

(604) 265-2873

DISCLAIMER: Nothing in this publication should be considered as personalized financial advice. We are not licensed under securities laws to address your particular financial situation. No communication by our employees to you should be deemed as personalized financial advice. Please consult a licensed financial advisor before making any investment decision. This is a paid advertisement and is neither an offer nor recommendation to buy or sell any security. We hold no investment licenses and are thus neither licensed nor qualified to provide investment advice. The content in this report or email is not provided to any individual with a view toward their individual circumstances. This article is being distributed by USA News Group on behalf of Market IQ Media Group Inc. (“MIQ”). MIQ has been paid a fee for Eagle Energy Metals Corp. advertising and digital media from Creative Digital Media Group (“CDMG”). There may be 3rd parties who may have shares of Eagle Energy Metals Corp., and may liquidate their shares which could have a negative effect on the price of the stock. This compensation constitutes a conflict of interest as to our ability to remain objective in our communication regarding the profiled company. Because of this conflict, individuals are strongly encouraged to not use this publication as the basis for any investment decision. The owner/operator of MIQ/BAY does not own any shares of Eagle Energy Metals Corp. but reserve the right to buy and sell, and will buy and sell shares of Eagle Energy Metals Corp. at any time without any further notice commencing immediately and ongoing. We also expect further compensation as an ongoing digital media effort to increase visibility for the company, no further notice will be given, but let this disclaimer serve as notice that all material, including this article, which is disseminated by MIQ has been approved on behalf of Eagle Energy Metals Corp. by CDMG; this is a paid advertisement, we currently own shares of Eagle Energy Metals Corp. and will buy and sell shares of the company in the open market, or through private placements, and/or other investment vehicles. While all information is believed to be reliable, it is not guaranteed by us to be accurate. Individuals should assume that all information contained in our newsletter is not trustworthy unless verified by their own independent research. Also, because events and circumstances frequently do not occur as expected, there will likely be differences between the any predictions and actual results. Always consult a licensed investment professional before making any investment decision. Be extremely careful, investing in securities carries a high degree of risk; you may likely lose some or all of the investment.

Additional Information and Where to Find It

In connection with the transactions (the “Proposed Business Combination”) contemplated by the related Spring Valley Acquisition Corp. II (“SVII”) merger agreement (the “A&R Merger Agreement”) with Eagle Energy Metals Corp (“Eagle”), Eagle Nuclear Energy Corp. (“New Eagle”) filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-290631) (the “Registration Statement”), which was declared effective on January 30, 2026. On February 2, 2026, New Eagle also filed a final prospectus with respect to New Eagle’s securities to be issued in connection with the Proposed Business Combination and a final proxy statement to be distributed to holders of SVII’s Class A Ordinary Shares in connection with SVII’s solicitation of proxies for the vote by SVII’s shareholders with respect to the Proposed Business Combination and other matters described in the Registration Statement (collectively, the “Proxy Statement”). This document does not contain all of the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVII, New Eagle or Eagle may file with the SEC. Before making any investment or voting decision, investors and security holders of SVII, New Eagle and Eagle are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about New Eagle, Eagle, SVII and the Proposed Business Combination. Investors and security holders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVII, New Eagle or Eagle through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVII may be obtained free of charge from SVII’s website at www.sv-ac.com or by directing a request to Spring Valley Acquisition Corp. II, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

New Eagle, Eagle, SVII and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVII’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVII’s directors and executive officers, please refer to SVII’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on April 11, 2025 (the “2024 Form 10-K”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVII’s shareholders generally, will be included in the Registration Statement and the Proxy Statement. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, carefully, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Exchange Act. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVII’s, New Eagle’s, Eagle’s, or their respective management teams’ expectations concerning the Proposed Business Combination and expected benefits thereof; the outlook for Eagle’s or New Eagle’s business; the abilities to execute Eagle’s or New Eagle’s strategies; projected and estimated financial performance; anticipated industry trends; the future price of minerals; future capital expenditures; success of exploration activities; mining or processing issues; government regulation of mining operations; and environmental risks; as well as any information concerning possible or assumed future results of operations of Eagle or New Eagle. The forward-looking statements are based on the current expectations of the respective management teams of Eagle, New Eagle, and SVII, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVII’s securities; (ii) the risk that the Proposed Business Combination may not be completed by SVII’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVII; (iii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of the A&R Merger Agreement by the shareholders of SVII and the receipt of regulatory approvals; (iv) market risks; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the A&R Merger Agreement; (vi) the effect of the announcement or pendency of the Proposed Business Combination on Eagle’s business relationships, performance, and business generally; (vii) risks that the Proposed Business Combination disrupts current plans of Eagle and potential difficulties in its employee retention as a result of the Proposed Business Combination; (viii) the outcome of any legal proceedings that may be instituted against Eagle or SVII related to the A&R Merger Agreement or the Proposed Business Combination; (ix) failure to realize the anticipated benefits of the Proposed Business Combination; (x) the inability to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq Capital Market or a comparable exchange; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters or health epidemics/pandemics, national security tensions, and macro- economic and social environments affecting its business; (xii) fluctuations in spot and forward markets for lithium and uranium and certain other commodities (such as natural gas, fuel oil and electricity); (xiii) restrictions on mining in the jurisdictions in which Eagle operates; (xiv) laws and regulations governing Eagle’s operation, exploration and development activities, and changes in such laws and regulations; (xv) Eagle’s ability to obtain or renew the licenses and permits necessary for the operation and expansion of its existing operations and for the development, construction and commencement of new operations; (xvi) risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); (xvii) inherent risks associated with tailings facilities and heap leach operations, including failure or leakages; the speculative nature of mineral exploration and development; the inability to determine, with certainty, production and cost estimates; inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies); (xviii) environmental regulations and legislation; (xix) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xx) risks relating to Eagle’s exploration operations; (xxi) fluctuations in currency markets; (xxii) the volatility of the metals markets, and its potential to impact Eagle’s ability to meet its financial obligations; (xxiii) disputes as to the validity of mining or exploration titles or claims or rights, which constitute most of Eagle’s property holdings; (xxiv) Eagle’s ability to complete and successfully integrate acquisitions; (xxv) increased competition in the mining industry for properties and equipment; (xxvi) limited supply of materials and supply chain disruptions; (xxvii) relations with and claims by indigenous populations; (xxviii) relations with and claims by local communities and non-governmental organizations; and (xxix) the risk that the Series A Preferred Stock Investment may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all. The foregoing list is not exhaustive, and there may be additional risks that neither SVII, Eagle, nor New Eagle presently know or that SVII, Eagle, and New Eagle currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the 2024 Form 10-K, the risks described or to be described in the Registration Statement, the Proxy Statement, and any amendments or supplements thereto, and those discussed and identified in filings made with the SEC by SVII, New Eagle or Eagle from time to time. Eagle, New Eagle, and SVII caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither Eagle, SVII, nor New Eagle undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that New Eagle, Eagle or SVII will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVII’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to review carefully.

* * *

Additional Information and Where to Find It

In connection with the transactions contemplated by the A&R Merger Agreement (the “Proposed Business Combination”), New Eagle filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-290631) (the “Registration Statement”), which includes a preliminary prospectus with respect to New Eagle’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement to be distributed to holders of SVII’s Class A Ordinary Shares in connection with SVII’s solicitation of proxies for the vote by SVII’s shareholders with respect to the Proposed Business Combination and other matters described in the Registration Statement (collectively, the “Proxy Statement”). The SEC declared the Registration Statement effective on January 30, 2026 and SVII filed the definitive Proxy Statement with the SEC on February 2, 2026 and will be mailing copies to holders of record of SVII’s common stock as of January 5, 2026, the record date to vote on the Business Combination. This document does not contain all of the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVII, New Eagle or Eagle may file with the SEC. Before making any investment or voting decision, investors and security holders of SVII, New Eagle and Eagle are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about New Eagle, Eagle, SVII and the Proposed Business Combination. Investors and security holders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVII, New Eagle or Eagle through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVII may be obtained free of charge from SVII’s website at www.sv-ac.com or by directing a request to Spring Valley Acquisition Corp. II, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

New Eagle, Eagle, SVII and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVII’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVII’s directors and executive officers, please refer to SVII’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on April 11, 2025 (the “2024 Form 10-K”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVII’s shareholders generally, will be included in the Registration Statement and the Proxy Statement. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, carefully, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Exchange Act. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVII’s, New Eagle’s, Eagle’s, or their respective management teams’ expectations concerning the Proposed Business Combination and expected benefits thereof; the outlook for Eagle’s or New Eagle’s business; the abilities to execute Eagle’s or New Eagle’s strategies; projected and estimated financial performance; anticipated industry trends; the future price of minerals; future capital expenditures; success of exploration activities; mining or processing issues; government regulation of mining operations; and environmental risks; as well as any information concerning possible or assumed future results of operations of Eagle or New Eagle. The forward-looking statements are based on the current expectations of the respective management teams of Eagle, New Eagle, and SVII, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVII’s securities; (ii) the risk that the Proposed Business Combination may not be completed by SVII’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVII; (iii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of the A&R Merger Agreement by the shareholders of SVII and the receipt of regulatory approvals; (iv) market risks; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the A&R Merger Agreement; (vi) the effect of the announcement or pendency of the Proposed Business Combination on Eagle’s business relationships, performance, and business generally; (vii) risks that the Proposed Business Combination disrupts current plans of Eagle and potential difficulties in its employee retention as a result of the Proposed Business Combination; (viii) the outcome of any legal proceedings that may be instituted against Eagle or SVII related to the A&R Merger Agreement or the Proposed Business Combination; (ix) failure to realize the anticipated benefits of the Proposed Business Combination; (x) the inability to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq Capital Market or a comparable exchange; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters or health epidemics/pandemics, national security tensions, and macro- economic and social environments affecting its business; (xii) fluctuations in spot and forward markets for lithium and uranium and certain other commodities (such as natural gas, fuel oil and electricity); (xiii) restrictions on mining in the jurisdictions in which Eagle operates; (xiv) laws and regulations governing Eagle’s operation, exploration and development activities, and changes in such laws and regulations; (xv) Eagle’s ability to obtain or renew the licenses and permits necessary for the operation and expansion of its existing operations and for the development, construction and commencement of new operations; (xvi) risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); (xvii) inherent risks associated with tailings facilities and heap leach operations, including failure or leakages; the speculative nature of mineral exploration and development; the inability to determine, with certainty, production and cost estimates; inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies); (xviii) environmental regulations and legislation; (xix) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xx) risks relating to Eagle’s exploration operations; (xxi) fluctuations in currency markets; (xxii) the volatility of the metals markets, and its potential to impact Eagle’s ability to meet its financial obligations; (xxiii) disputes as to the validity of mining or exploration titles or claims or rights, which constitute most of Eagle’s property holdings; (xxiv) Eagle’s ability to complete and successfully integrate acquisitions; (xxv) increased competition in the mining industry for properties and equipment; (xxvi) limited supply of materials and supply chain disruptions; (xxvii) relations with and claims by indigenous populations; (xxviii) relations with and claims by local communities and non-governmental organizations; and (xxix) the risk that the Series A Preferred Stock Investment may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all. The foregoing list is not exhaustive, and there may be additional risks that neither SVII, Eagle, nor New Eagle presently know or that SVII, Eagle, and New Eagle currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the 2024 Form 10-K, the risks described or to be described in the Registration Statement, the Proxy Statement, and any amendments or supplements thereto, and those discussed and identified in filings made with the SEC by SVII, New Eagle or Eagle from time to time. Eagle, New Eagle, and SVII caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither Eagle, SVII, nor New Eagle undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that New Eagle, Eagle or SVII will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVII’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to review carefully.